SoFi Technologies, Inc. Announces Secondary Offering of Common Stock
by Selling Stockholders
SAN FRANCISCO – (BUSINESS WIRE) – November 15, 2021 – SoFi Technologies, Inc. (NASDAQ: SOFI) (“SoFi” or the “Company”) today announced a secondary offering of 50 million shares of its common stock by entities affiliated with SoftBank Group Corp., Silver Lake Partners, Qatar Investment Authority, Red Crow Capital, LLC and ChaChaCha SPAC 5, LLC (collectively, the “Selling Stockholders”). The offering consists entirely of shares of common stock of the Company to be sold by the Selling Stockholders, and will not change the number of shares of the Company's common stock that are outstanding. The Company will not receive any proceeds from the sale of the shares of common stock by the Selling Stockholders.
Barclays will act as the underwriter in the offering. Barclays proposes to offer the shares of common stock from time to time for sale in one or more transactions on The Nasdaq Global Select Market, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or negotiated prices, subject to their right to reject any order in whole or in part.
A shelf registration statement on Form S-1 (Registration No. 333-257092) (including a prospectus) has been declared effective by the Securities and Exchange Commission. The offering will be made only by means of a prospectus supplement and an accompanying prospectus. You may get these documents, including the prospectus supplement, for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus supplement, when available, and the accompanying prospectus relating to this offering may be obtained by contacting: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; barclaysprospectus@broadridge.com; (888) 603-5847.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About SoFi Technologies, Inc.
SoFi helps people achieve financial independence to realize their ambitions. Our products for borrowing, saving, spending, investing and protecting give our nearly three million members fast access to tools to get their money right. SoFi membership comes with the key essentials for getting ahead, including career advisors and connection to a thriving community of like-minded, ambitious people. SoFi is also the naming rights partner of SoFi Stadium, home of the Los Angeles Chargers and the Los Angeles Rams.
Forward-Looking Statements
This press release includes forward-looking statements. Forward-looking statements represent SoFi’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements, and there can be no assurance that future developments affecting SoFi will be those that it has anticipated. Among those risks and uncertainties are market conditions, including market interest rates, the trading price and volatility of SoFi’s common stock, the satisfaction of customary closing conditions related to the proposed secondary offering, and risks relating to SoFi’s business, including those described in periodic reports that SoFi files from time to time with the Securities and Exchange Commission. The forward-looking statements included in this press release speak only as of the date of this press release, and SoFi does not undertake to update the statements included in this press release for subsequent developments, except as may be required by law.

Contact

Investors
Andrea Prochniak
SoFi
aprochniak@sofi.org

Media
Rachel Rosenzweig
SoFi
rrosenzweig@sofi.org